UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (Amendment No.1)*


                                  NOVAVAX, INC.
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                            (Name of Subject Company)

                           Common Stock, $.01 value
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                         (Title of Class Of Securities)

                                   670002104
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                                 (CUSIP Number)

                            Linda Crouch-McCreadie, Esq.
                       Baker, Donelson, Bearman & Caldwell
                         207 Mockingbird Lane, Suite 300
                          Johnson City, Tennessee 37602
                                 (423) 928-0181
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                 (Name, Address and Telephone Numbers of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  670002104                                                      Page 2
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1.  Names of Reporting Persons.  S.S. or           SJ Strategic Investments, LLC
    I.R.S. Identification Nos. of Above            30-0060195
    Persons
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2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)                  N/A
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5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization                Tennessee
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Number of Shares          7.  Sole Voting Power         4,001,500
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive          4,001,500
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            4,001,500
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              9.2%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       OO
                  Instructions)
--------------------------------------------------------------------------------

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CUSIP No.  670002104                                                      Page 3
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1.  Names of Reporting Persons.  S.S. or                         John M. Gregory
    I.R.S. Identification Nos. of Above
    Persons
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2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  N/A
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power          4,001,500
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                      0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive           4,001,500
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                 0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                  4,001,500
    by Each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount               9.2%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                        IN
    Instructions)
--------------------------------------------------------------------------------

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CUSIP No.  670002104                                                      Page 4
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1.  Names of Reporting Persons.  S.S. or                         Joan P. Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  N/A
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power                 0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                  0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            4,001,500
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              9.2%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       IN
                  Instructions)
--------------------------------------------------------------------------------

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CUSIP No.  670002104                                                      Page 5
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1.  Names of Reporting Persons.  S.S. or                           Susan Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power                 0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                  0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            4,001,500
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              9.2%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       IN
                  Instructions)
--------------------------------------------------------------------------------

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CUSIP No.  670002104                                                      Page 6
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1.  Names of Reporting Persons.  S.S. or                        James M. Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  N/A
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power                 0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                  0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            4,001,500
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              9.2%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       IN
                  Instructions)
--------------------------------------------------------------------------------

This Amendment No. 1 to the Schedule 13D relating to the Common Stock of Novavax, Inc. is being filed to report a disposition of shares of the Common Stock.

Item 1.  Security and Issuer.
         -------------------

     The title and class of equity securities to which this statement relates is the Common Stock, $.01 value (the "Common Stock"), of Novavax, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 508 Lapp Road, Malvern, Pennsylvania 19355.

Item 2.   Identity and Background.
          -----------------------

     (a) This report is being filed by SJ Strategic Investments, LLC, John M. Gregory and Joan P. Gregory, husband and wife, Susan Gregory and James
          M. Gregory (collectively, the "Reporting Persons"). SJ Strategic Investments, LLC ("SJSI")is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory.

     (b) The address for the Reporting Persons and the principal business office for SJSI is:

          SJ Strategic  Investments LLC
          340 Edgemont Avenue,  Suite 500
          Bristol, TN 37620.

     (c) John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is a full-time student.

     (d)and(e) None of the  Reporting  Persons has,  during the last five years,
          (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

                                    7 of 10

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Not applicable.

Item 4.   Purpose of Transaction.
          ----------------------

     The Reporting Persons have acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. The Reporting Persons intend to review on a continuing basis their investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

     None of the Reporting Persons has any plan or proposal which relates to or which would result in:

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (b)  The sale or transfer of a material amount of assets of the Issuer;

     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

     (d) Any material change in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (i)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer.
          --------------------------------

     (a) The calculations in this Item are based upon 43,553,876 shares of Common Stock issued and outstanding as of July 29, 2005 (based on disclosures made by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. As of the date hereof, the Reporting Persons beneficially owned 4,001,500 shares or 9.2% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

     (b) SJSI has the sole power to vote or direct the vote of 4,001,500 shares and the sole power to dispose or direct the disposition of 4,001,500 shares. Because John M. Gregory controls all of the voting interests of SJSI with respect to the securities, he may be deemed to have the sole power to vote and direct the vote of 4,001,500 shares and the sole power to dispose and direct the disposition of 4,001,500 shares. Neither Joan P. Gregory, Susan Gregory nor James M. Gregory presently have the power to dispose, direct the disposition, vote or direct the vote of shares of Common Stock held by SJSI. However, they may be deemed to indirectly beneficially own shares of Common Stock of the Issuer held by SJSI due to their financial interests in SJSI.

                                     8 of 10

(c) During the 60 day period ended as of the date hereof, SJSI has engaged in the following transactions, with all transactions having been made in the open market for cash:


          Transaction        Date           No. of Shares        Price Per Share
          -----------        ----           -------------        ---------------
          Sale            08/31/05            605,000                $ 1.5976
          Sale            09/01/05            557,200                $ 1.5647
          Sale            09/02/05            608,639                $ 1.4108

(d) The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e)  Not Applicable.

Item 6.   Contracts, Arrangements,  Understandings or Relationships With Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------


     Other than the Stock Purchase Agreement, filed previously, the Reporting Persons do not have any contract, arrangement, understandings or relationships with respect to securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Exhibit   Description
          -------   -----------

            1       Joint Filing Agreement (filed previously)

            2 Common Stock Purchase Agreement by and between Novavax, Inc. and SJ Strategic Investments, LLC, dated February 17, 2003 (filed previously)



                                     9 of 10

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 6, 2005


                                          SJ Strategic Investments, LLC


                                      By: /s/  John M. Gregory
                                          --------------------------------------
                                          John M. Gregory
                                          Its:  Managing Member


                                          /s/  John M. Gregory
                                          --------------------------------------
                                          John M. Gregory


                                          /s/  Joan P. Gregory
                                          --------------------------------------
                                          Joan P. Gregory



                                          /s/  Susan Gregory
                                          --------------------------------------
                                          Susan Gregory


                                          /s/  James M. Gregory
                                          --------------------------------------
                                          James M. Gregory
















                                     10 of 10